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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. ___)



                        NOISE CANCELLATION TECHNOLOGIES, INC.
- --------------------------------------------------------------------------------
                                   (NAME OF ISSUER)

                         Common Stock, $0.01 par value share
- --------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     655279 10 7
- --------------------------------------------------------------------------------
                                    (CUSIP NUMBER)

                                  Mr. Peter J. Cobos
                         c/o Kingdon Capital Management Corp.
                   152 West 57th Street, New York, New York  10019
                                    (212) 333-0100
- --------------------------------------------------------------------------------
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    July 17, 1996
- --------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x /.  (A fee
                                                                  ---
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                          (continued on the following pages)


                                  PAGE 1 OF 7 PAGES

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CUSIP NO. 655279 10 7                  13D                 PAGE 2 OF 7 PAGES


- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Kingdon Capital Management Corporation
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)

                                                 (b)     /x/
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
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              7    SOLE VOTING POWER
NUMBER OF
SHARES             14,405,945
BENEFICIALLY        ------------------------------------------------------------
OWNED BY      8    SHARED VOTING POWER
EACH
REPORTING               N/A
PERSON              ------------------------------------------------------------
WITH          9    SOLE DISPOSITIVE POWER

                   14,405,945
                    ------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,405,945
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.2%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
- --------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 655279 10 7                  13D                 PAGE 3 OF 7 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Noise Cancellation Technologies, Inc. ("NCT"). NCT's principal executive office is located at 1025 West Nursery Road, Linthicum, MD 21090.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Kingdon Capital Management Corporation ("KCMC"), a Delaware corporation. KCMC's principal business is to act as an investment adviser; its principal office and principal place of business is located at 152 West 57th Street, New York, NY 10019.

         Mr. Mark Kingdon is the sole shareholder and director of KCMC. He is employed as KCMC's sole executive officer. His principal business address is 152 West 57th Street, New York, NY 10019. Mr. Kingdon is a citizen of the United States of America.

         Neither KCMC nor Mr. Kingdon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither KCMC nor Mr. Kingdon has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Entities and managed accounts over which KCMC has investment discretion (the "Funds") are parties to a Securities Purchase Agreement with NCT, dated as of April 8, 1996 (the "Agreement"), pursuant to which the Funds purchased for an aggregate purchase price (the "Purchase Price") of $1,550,000
(a) an aggregate of 1,000,000 shares of Common Stock, (b) secured convertible notes of NCT in the aggregate principal amount of $1,200,000 (the "Notes") and,
(c) an option (the "Option") to purchase shares of Common Stock for an aggregate purchase price of $3,450,000 (the "Exercise Price"). The Funds utilized their working capital to pay the Purchase Price and expect to utilize their working capital to pay the Exercise Price of any portion of the Option they exercise. The Funds did not borrow any portion of the Purchase Price and do not expect to borrow any portion of the Exercise Price. The Agreement, the Notes and the Option are described more fully in Item 6. The Common Stock currently held of record by the Funds, the Notes, the Option and the shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares") and exercise of the Option (the "Option Shares") are collectively referred to herein as the "Securities."

ITEM 4.  PURPOSE OF TRANSACTION

         The Securities are being held for investment purposes. Neither KCMC, Mr. Kingdon nor any of the Funds presently has any plans or intentions to acquire additional NCT securities other than the Conversion Shares and the Option Shares.

         Neither KCMC, Mr. Kingdon nor any of the Funds has any plans or proposals which relate to, or would result in, any of the actions enumerated in
Item 4 of the instructions to Schedule 13D.


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CUSIP NO. 655279 10 7                  13D                 PAGE 4 OF 7 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, KCMC is the beneficial owner of 14,405,945 shares of Common Stock. This represents 13.2%(1) of the outstanding shares of Common Stock. KCMC has sole voting and dispositive power with respect to the Securities owned by the Funds. Therefore, for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), KCMC is deemed to beneficially own all of the Securities held of record by the Funds and the Funds do not beneficially own any of such Securities. Of the 14,405,95 shares of Common Stock beneficially owned by KCMC, 1,000,000 shares were acquired upon execution of the Agreement, 3,548,804(2) shares are issuable as Conversion Shares, and 9,857,141(2) shares are issuable as Option Shares. The Notes and the Option became convertible or exercisable, as the case may be, on July 17, 1996 (the "Effective Date") upon the effective date of an amendment to NCT's Certificate of Incorporation to increase its authorized shares of Common Stock. For purposes of Section 13(d) of the Exchange Act, KCMC did not have any right to acquire, and did not become the beneficial owner of, the Conversion Shares and the Option Shares until the Effective Date.

         The actual Securities held of record by each of the Funds as of the date hereof is as follows:


                           PRINCIPAL

                           SHARES OF      AMOUNT OF    CONVERSION   OPTION

        FUND              COMMON STOCK     NOTES(3)      SHARES(2)  SHARES(2)
        ----              ------------     -----         ------     ------

Kingdon Associates, L.P.   150,000     $186,312.33      532,320   1,478,571

Kingdon Partners, L.P.     250,000      310,520.55      887,201   2,464,285

M. Kingdon Offshore NV     600,000      745,249.31    2,129,283   5,914,285
                            -------      ----------    ---------   ---------

                         1,000,000   $1,242,082.19    3,548,804   9,857,141


- ---------------------------

          (1)Based on the 95,857,074 shares of Common Stock outstanding as of May 8, 1996, as reported in NCT's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and the 13,405,945 shares of Common Stock that are issuable upon the exercise of the Option and conversion of the Notes in full.

          (2)The number of shares issuable upon conversion of the Notes is determined by dividing the sum of the principal amount of the Notes, plus any accrued interest thereon, by the Conversion Price (as defined in Item 6 below) then in effect. The number of shares issuable upon exercise of the Option is determined by dividing $3,450,000 by the Per Share Option Price (as defined in Item 6 below) then in effect. The calculations for the purposes of this Schedule 13D assumes that the Conversion Price and Per Share Option Price equal $0.35, which is the lesser of $0.35 and half of the average closing bid prices for the five days ending June 16, 1996, as reported by The NASDAQ National Market, ($.37) and that the Notes will not be converted until August 16, 1996, the maturity date thereof. The number of shares of Conversion Shares and Option Shares issuable upon conversion of the Notes and exercise of the Option will fluctuate depending on the Conversion Price and the Per Share Option Price from time to time in effect. However, except to the extent shares are disposed of, the actual number of Conversion Shares and Option Shares shall never be less than the number of shares issuable utilizing the Fixed Conversion Price (as defined in Item 6 below) of the Notes and the Fixed Exercise Price (as defined in Item 6 below) of the Option. To the extent the Conversion Price of the Notes and Per Share Option Price of the Option are less than the Fixed Conversion Price and Fixed Exercise Price at any given time, respectively, the number of Conversion Shares and Option Shares issuable to the Funds and beneficially owned by KCMC at such time will increase without any action on the part of the Funds or KCMC.

          (3)Includes accrued interest through August 16, 1996, the maturity date thereof.


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CUSIP NO. 655279 10 7                   13D                 PAGE 5 OF 7 PAGES


          KCMC has the sole power to vote, direct the vote, dispose or direct the disposition of all the shares of Common Stock that it beneficially owns. Neither KCMC, Mr. Kingdon nor the Funds has effected any transactions in the Common Stock of NCT during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On April 8, 1996, the Funds entered into the Agreement with NCT pursuant to which the Funds purchased 1,000,000 shares of Common Stock, the Notes and the Option. Closing of the transactions contemplated by the Agreement occurred on April 10, 1996. Upon the Effective Date, as defined in Item 3 above, and for 30 days following the Effective Date, the outstanding principal amount of the Notes, together with accrued interest thereon (at a rate of 10% per annum), is convertible by the Funds into that number of shares of Common Stock as equals the number obtained by dividing (i) the sum of (A) that portion of the principal amount of the Note to be converted plus (B) the "Conversion Date Interest" (as defined below), by (ii) the "Conversion Price" (as defined below) in effect on the date of the conversion. Conversion Date Interest means the product obtained by multiplying (i) the principal amount of the Notes to be converted, by (ii) a fraction (A) the numerator of which is the number of days elapsed since the date of the issuance of the Notes and (B) the denominator of which is 365, by (iii) 0.10. Conversion Price means the lesser of: (i) fifty percent of the average closing bid prices for the Common Stock on The NASDAQ National Market or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the five consecutive trading days ending one trading day prior to the date of the conversion, and
(ii) $0.35 ("the Fixed Conversion Price").

          Pursuant to the terms of the Agreement, upon the Effective Date (as defined in Item 3 above), and for 30 days following the Effective Date, the Option is exercisable by the Funds for that number of shares of Common Stock equal in number to the quotient obtained by dividing $3,450,00 by the "Per Share Option Price" (as defined below). Per Share Option Price means a price per share equal to the lesser of: (i) $0.35 (the "Fixed Exercise Price"), and (ii) fifty percent of the average closing bid prices for the Common Stock on The NASDAQ National Market or on the principal securities exchange or other securities market on which the Common Stock is then being traded, for the five consecutive trading days ending one trading day prior to the date of the exercise of the Option.

          Pursuant to Section 4(e) of the Agreement, prior to making any offering of equity securities at any time between April 8, 1996 and April 5, 1997, NCT must provide each of the Funds with an option to purchase such portion of the shares being offered in the proposed offering, on the same terms as those contemplated by the proposed offering, as the aggregate number of shares of Common Stock then owned by the Funds (calculated on a fully diluted basis in accordance with the Agreement) bears to the aggregate number of shares of Common Stock then outstanding (together with the number of shares of Common Stock then issuable pursuant to then outstanding in-the-money derivative securities).
Section 4(e) also prohibits NCT from negotiating or contracting with any party to obtain additional equity financing prior to October 7, 1996 (or in the event the Option is not exercised, August 16, 1996) without the prior consent of the Funds.

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CUSIP NO. 655279 10 7                   13D                 PAGE 6 OF 7 PAGES


          Pursuant to Section 4(l) of the Agreement, in the event, NCT, at any time or from time to time after the effective date of the Agreement and prior to December 31, 1997, issues or sells shares of Common Stock or any convertible securities for a price less than the Funds' Average Purchase Price other than in an Excluded Issuance (as such terms are defined in the Agreement), NCT is required to issue to the Funds a number of shares of Common Stock such that the aggregate number of shares of Common Stock held by each Fund subsequent to such issuance shall be equal to the product obtained by multiplying: (i) the sum of the number of shares of Common Stock then held by each Fund issued pursuant to the Agreement, conversion of the Notes and exercise of the Option, (ii) by a fraction, (A) the numerator of which shall be equal to the Funds' Average Purchase Price and (B) the denominator of which shall be the New Price (as defined in the Agreement).

          Simultaneously with the execution of the Agreement, NCT and KCMC entered into a Registration Rights Agreement, pursuant to which NCT agreed to register, under the Securities Act of 1933, as amended, the resale of any and all shares of Common Stock acquired by KCMC pursuant to the Agreement (including any and all shares of Common Stock issued upon the conversion of the Notes and the exercise of the Option).

          The descriptions of the Agreement, the Note, the Option and the Registration Rights Agreement made above are qualified in their entirety by reference to the copies of the documents attached hereto as Exhibits A, B and C.

          Except as disclosed above, KCMC has no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of NCT.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit I   - Securities Purchase Agreement
          Exhibit II  - Registration Rights Agreement
          Exhibit III - Form of the Note


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CUSIP NO. 655279 10 7                   13D                 PAGE 7 OF 7 PAGES


                                      SIGNATURE
                                      ---------

          The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


DATE: July  25, 1996
                                  Kingdon Capital Management Corporation


                              By: /s/Peter Cobos
                                  ----------------------------------------------
                                  Peter Cobos, Controller